Changes in Affiliates (New Affiliate)

PT. MRI (PT. Motta Resources Indonesia) is a new affiliate company of the POSCO Group. POSCO owns 65 percent of the total issued and outstanding shares of PT. MRI.

Company to be affiliated:

• Company Name: PT. MRI

• Total Assets (KRW): 5,803,558,408

• Total Shareholders’ Equity (KRW): -860,942,496

• Total Liabilities (KRW): 6,664,500,904

• Total Capital (KRW): 556,247,400

• Current total number of affiliated companies: 120